
SECTION
NOV 1 6 2007
161
WASH., D.C.
RECEIVED
SEC MAIL

CM

SECURITI  N

07009023

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 52854

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fenimore Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

384 North Grand Street, P.O. Box 399
(No. and Street)

Cobleskill (City) NY (State) 12043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph A. Bucci 518-234-4393
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 18 2008
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 1/1?

# OATH OR AFFIRMATION

I, Joseph A. Bucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fenimore Securities, Inc., as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary / Treasurer

Title

Notary Public

KATHY LYNN DAVIS
Notary Public State of New York
Qualified in Schoharie County
Reg. No. 01DA4969466
Commission Expires 7-16-10

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) **Statement of Cash Flows.**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**X (o) Independent Auditor's Report on the Internal Accounting Control Structure.**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Fenimore Securities, Inc.

**Financial Statements and
Supplemental Schedules pursuant to
Rule 17a(5)(d) of the
Securities Exchange Act of 1934
September 30, 2007**

# Fenimore Securities, Inc.
## Index
## September 30, 2007

Page(s)



**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

**Report of Independent Auditors**

To the Board of Directors and Stockholder of
Fenimore Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Fenimore Securities, Inc. (the "Company") at September 30, 2007, and the results of its operations, the changes in stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

November 12, 2007

# Fenimore Securities, Inc.
## Statement of Financial Condition
## September 30, 2007

| | |
|---|---|
| **Assets** | |
| Cash | $ 97,026 |
| Shareholder servicing and distribution fees receivable | 3,404 |
| Prepaid expenses | 804 |
| Total assets | $ 101,234 |
| **Liabilities and Stockholder's Equity** | |
| Accrued expenses | $ 48,876 |
| Due to Fenimore Asset Management, Inc. | 4,399 |
| Total liabilities | 53,275 |
| Stockholder's equity | |
| Capital stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding | 37,000 |
| Retained earnings | 10,959 |
| Total stockholder's equity | 47,959 |
| Total liabilities and stockholder's equity | $ 101,234 |

The accompanying notes are an integral part of these financial statements.

## Fenimore Securities, Inc.
### Statement of Income
### Year Ended September 30, 2007

| | |
|---|---|
| **Income** | |
| Shareholder servicing and distribution fees (Note 3) | $ 127,067 |
| Interest income | 42 |
| Refund of NASD fees | 35,000 |
| Total income | 162,109 |
| **Operating expenses** | |
| Distribution fees (Note 3) | 126,936 |
| NASD/Blue Sky fees | 23,901 |
| Professional services | 17,000 |
| Other expenses | 1,185 |
| Franchise taxes | 100 |
| Total operating expenses | 169,122 |
| Less: expense reimbursements (Note 3) | (25,055) |
| Net income | $ 18,042 |

The accompanying notes are an integral part of these financial statements.

## Fenimore Securities, Inc.
### Statement of Changes in Stockholder's Equity
### Year Ended September 30, 2007

| | Capital Stock | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|
| **Balance, beginning** | $ 37,000 | $ 917 | $ 37,917 |
| Net income | - | 18,042 | 18,042 |
| Shareholder distribution | - | (8,000) | (8,000) |
| **Balance, ending** | $ 37,000 | $ 10,959 | $ 47,959 |

The accompanying notes are an integral part of these financial statements.

# Fenimore Securities, Inc.
## Statement of Cash Flows
## Year Ended September 30, 2007

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 18,042 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| (Increase)/decrease in assets | |
| Shareholder servicing and distribution fees receivable | (168) |
| Prepaid expenses | (737) |
| Increase/(decrease) in liabilities | |
| Due to Fenimore Asset Management, Inc. | (1,056) |
| Accrued expenses | 2,453 |
| Net cash provided by operating activities | 18,534 |
| **Cash flows from financing activities** | |
| Shareholder distributions | (8,000) |
| Net cash used in financing activities | (8,000) |
| Net increase in cash | 10,534 |
| **Cash** | |
| Beginning of year | 86,492 |
| End of year | $ 97,026 |

The accompanying notes are an integral part of these financial statements.

## 1. Nature of Business and Significant Accounting Policies

**Nature of business**
Fenimore Securities, Inc. (the "Company") is a broker-dealer whose sole business is the distribution of shares of registered open end investment companies. As such, the Company operates under the provisions of paragraph (k)(1)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

**Significant Accounting Policies**
A summary of significant accounting policies follows:

**Cash**
The Company maintains its cash in two accounts at one regional bank which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on its cash deposits. Interest-bearing deposits are carried at cost.

**Income and Expense Recognition**
Interest income and shareholder servicing and distribution fees are accrued as earned. Expenses are accrued as incurred.

**Accounting Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.

## 2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1). This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of September 30, 2007 and as more fully described in Schedule I, the Company had net capital of $43,751 which was $18,751 in excess of its required net capital of $25,000. The Company's net capital ratio was 1.2 to 1.

## 3. Distribution Agreement and Related Parties

The Company entered into a Distribution Agreement with Fenimore Asset Management Trust (the "Trust"), an affiliated company (the Company's stockholder is a trustee of the Trust). According to the Distribution Agreement the Company is permitted to act as an exclusive agent to sell and arrange for the sale of the Shares of the Trust. On July 1, 2003, the Trust, on behalf of the Advisory Class Shares (the "Shares") of each of its two separate series, the FAM Value Fund and the FAM Equity-Income Fund (the "Funds"), adopted a distribution plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Plan") as described in its current prospectus. Under the Plan the Funds pay the Company a total of 1.00% per annum, being 0.75% distribution and 0.25% shareholder servicing fees, of the Shares' average daily net assets in each of the Funds. These fees are calculated daily and paid by the Funds to the Company monthly.

On a quarterly basis the Company will pay those dealers with which it has entered into agreements for the sale of the Funds' Shares up to 1.00% of the average net assets of those Shares purchased or acquired through such dealer, provided that the shares are owned by the dealer as nominee for the customer on the last business day of the quarter.

During the year ended September 30, 2007 the Company received $127,067 from the Funds under the Plan, and incurred $126,936 for dealers' distribution costs.

The Company entered into the Administrative Service Agreement (the "Service Agreement") with FAM Shareholder Services, Inc., an affiliated company whose shareholder is also the stockholder of the Company. The Service Agreement stipulates that FAM Shareholder Services, Inc. provide the services of its employees in the conduct of the Company's business, office space and facilities for the Company, prepare and maintain books and records for the Company, and compile information for reports to and filings with government agencies. The Company is not charged for any costs related to these services and therefore these expenses are not reflected in the Company's statement of income. The Service Agreement is terminable on 60 days written notice by either party.

The Company entered into an Expense Reimbursement Agreement (the "Reimbursement Agreement") with Fenimore Asset Management, Inc. (the "Investment Manager"), an affiliated company whose principal shareholder is the stockholder of the Company. The Reimbursement Agreement requires the Investment Manager to reimburse the Company for all its expenses which are not covered by FAM Shareholders Services, Inc. under the Service Agreement described in the previous paragraph. The Reimbursement Agreement is terminable upon 90 days written notice and/or upon termination of either the Trust's Investment Management Agreement or the Distribution Agreement. During the year ended September 30, 2007 the Investment Manager reimbursed the Company $25,055 and the Company has waived reimbursement of expenses amounting to $18,000.

**4. Contingencies and Commitments**

In the normal course of business, the Company enters into a variety of undertakings containing a variety of warranties and indemnifications that may expose the Company to some risk of loss. The amount of future loss, if any, arising from such undertakings, while not quantifiable, is not expected to be significant.

## Fenimore Securities, Inc.
### Computation of Net Capital Pursuant to Rule 15c3-1
### Year Ended September 30, 2007 — Schedule I

| | |
|---|---|
| **Total stockholder's equity from statement of financial condition** | $ 47,959 |
| **Deductions** | |
| Nonallowable assets | |
| Accounts receivable | (3,404) |
| Prepaid expenses | (804) |
| Net capital | $ 43,751 |
| Aggregate indebtedness | |
| Accrued expenses and other liabilities | $ 53,275 |
| Total aggregate indebtedness | $ 53,275 |
| **Computation of basic net capital requirement** | |
| Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness) | $ 25,000 |
| Excess net capital | $ 18,751 |
| Ratio of aggregate indebtedness to net capital | 1.2 to 1 |

The above computation does not differ materially from the Company's computation of net capital filed on FOCUS Form X-17A-5 Part IIA with the FINRA.

## Fenimore Securities, Inc.
### Statement Pursuant to Rule 15c3-3
### Year Ended September 30, 2007 — Schedule II

For the year ended September 30, 2007 the distribution transactions of the Company have been limited to the sale and redemption of redeemable securities of registered open end investment companies, and the Company is therefore, exempt from Rule 15c3-3 (Subparagraph (k)(1)(i)).



**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Board of Directors and Stockholder of
Fenimore Securities, Inc.

In planning and performing our audit of the financial statements of Fenimore Securities, Inc. (the "Company") as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



**To the Board of Directors and Stockholder of**
**Fenimore Securities, Inc.**

*A control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. *A material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 12, 2007

END